UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 22, 2024

Callon Petroleum Company
(Exact name of registrant as specified in its charter)

DE	001-14039	64-0844345
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

One Briarlake Plaza
2000 W. Sam Houston Parkway S., Suite 2000
Houston, TX 77042

(Address of Principal Executive Offices, and Zip Code)

(281) 589-5200

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑    Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	CPE	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).
☐    Emerging growth company
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.
As previously disclosed, on January 3, 2024, Callon Petroleum Company, a Delaware corporation (“Callon”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with APA Corporation, a Delaware corporation (“APA”), and Astro Comet Merger Sub Corp., a wholly owned subsidiary of APA (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions set forth therein, (1) Merger Sub will be merged with and into Callon (the “Merger”), with Callon surviving and continuing as the surviving corporation in the Merger as a wholly owned, direct subsidiary of APA, and (2) at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock of Callon (other than Excluded Shares (as defined in the Merger Agreement)) will be converted into the right to receive, without interest, 1.0425 shares of common stock of APA, with cash in lieu of fractional shares.
The consummation of the Merger is conditioned upon, among other things, the expiration or termination of any waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Callon and APA each filed a Notification and Report Form pursuant to the HSR Act with respect to the Merger with the U.S. Federal Trade Commission and the U.S. Department of Justice on January 23, 2024, and the applicable 30-day statutory waiting period expired at 11:59 p.m., Eastern time, on February 22, 2024.
Assuming both APA and Callon shareholder approvals are obtained, Callon expects the closing of the Merger to occur on or about April 1, 2024.
No Offer or Solicitation
Communications in this Current Report on Form 8-K are for informational purposes only and are not intended to and do not constitute an offer to sell or a solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).
Additional Information and Where to Find It
In connection with the proposed transaction, APA has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a joint proxy statement of Callon and APA and a prospectus of APA (the “Joint Proxy Statement/Prospectus”). The Registration Statement was declared effective on February 15, 2024, and APA filed a prospectus on February 16, 2024 and Callon filed a definitive proxy statement on February 16, 2024. Callon and APA commenced mailing of the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about February 16, 2024. The proposed transaction will be submitted to Callon’s stockholders and APA’s stockholders for their consideration. Callon and APA may also file other documents with the SEC regarding the proposed transaction. This Current Report on Form 8-K is not a substitute for the Registration Statement and definitive Joint Proxy Statement/Prospectus that has been filed with the SEC or any other document that Callon or APA has filed or may file with the SEC and send to Callon’s stockholders and/or APA’s stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND APA ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CALLON, APA, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the Registration Statement and definitive Joint Proxy Statement/Prospectus, as each may be amended or supplemented from time to time, and all other relevant documents that are filed or will be filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Callon will be made available free of charge on Callon’s website at http://www.callon.com under the “Investors” tab or by contacting Callon’s Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by APA will be available free of charge on APA’s website at https://www.apacorp.com.
Participants in the Proxy Solicitation
Callon, APA and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon’s stockholders and APA’s stockholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2023 annual meeting filed with the SEC on March 13, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Callon’s website at http://www.callon.com. To the extent holdings of Callon’s securities by such executive officers and directors have changed since the amounts printed in the definitive proxy statement for Callon’s 2023 annual meeting, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding the executive officers and directors of APA is included in its definitive proxy statement for its 2023 annual meeting filed with the SEC on April 11, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing APA’s website at http://www.apacorp.com. To the extent holdings of APA’s securities by such executive officers and directors have changed since the amounts printed in the definitive proxy statement for APA’s 2023 annual meeting, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the definitive Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Stockholders of Callon and APA, potential investors and other readers should read the definitive Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions.
Cautionary Statement Regarding Forward-Looking Information
Certain statements in this Current Report on Form 8-K concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon’s or APA’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.
These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon’s stockholders or APA’s stockholders to approve the transaction and related matters; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and APA; the effects of the business combination of Callon and APA, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; the effects of commodity price changes; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.
Additional factors that could cause results to differ materially from those described above can be found in Callon’s Annual Report on Form 10-K for the year ended December 31, 2022 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, each of which is on file with the SEC and available on Callon’s website at http://www.callon.com under the “Investors” tab, and in other documents Callon files with the SEC, in APA’s Annual Report on Form 10-K for the year ended December 31, 2022 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, each of which is on file with the SEC and available on APA’s website at http://www.apacorp.com under the “Investors” tab, and in other documents APA files with the SEC, and in the Registration Statement.
All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor APA assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Item 9.01. Financial Statements and Exhibits
(d) Exhibits.

Exhibit Number	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Callon Petroleum Company
(Registrant)

February 23, 2024	/s/ Joseph C. Gatto, Jr.
Joseph C. Gatto, Jr.
President and Chief Executive Officer